

March 10, 2011

Mr. Carlos Gálvez
Vice President and Chief Financial Officer
Buenaventura Mining Company, Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

   Re: **Buenaventura Mining Company**
       Form 20-F for the Fiscal Year Ended December 31, 2009
       Filed June 11, 2010
       File No. 001-14730

Dear Mr. Gálvez:

   We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1. We note your intent to comply with many of the comments issued in our letter dated November 5, 2010 in future filings; however, you indicate you intend to amend your Form 20-F in response to comment 8 of the same letter. Please tell us why you would not address all previously issued comments in this amended document.

2.   Please provide the written statement from the company that we requested under the heading "Closing Comments" in our letter dated November 5, 2010.

Yanacocha Selected Financial Information and Operating Data, page 7

3.   We note your response to comment 1 in our letter dated November 5, 2010 regarding the differences in revenue recognition and depreciation methods between U.S. GAAP and Peruvian GAAP in your disclosures of Yanacocha's operating results. For the year ended December 31, 2009, you report that net income under U.S. GAAP is $14.3 million higher than net income reported under Peruvian GAAP. Please tell us how this $14.3 million difference effected your consolidated U.S. GAAP results, identifying where the impacts of this the adjustment are reflected in your U.S.GAAP reconciliation at footnote 34 to your consolidated financial statements.

Share Ownership, page 152

4.   We note your proposed disclosure in response to comment 5 from our letter dated November 5, 2010.   We also note that the second footnote in your response to such comment refers to "usufructo agreements." Please revise to clarify the meaning of such term.

Financial Statements

Note 2.2(l) – Exploration and mine development costs, page F-18

5.   We have read your response to comment 7 in our letter dated November 5, 2010 and understand that you intend to clarify your accounting policies related to mineral exploration and mine development costs. Specifically, you state that "prior to the establishment of proven and probable reserves, the company expenses exploration costs as incurred." Please also describe your accounting policy for costs that are exploratory in nature and incurred after proven and probable reserves have been established.

Exhibits

6.   We note your response to comment 10 in our letter dated November 5, 2010, including your statement regarding your "ad hoc agreements" with customers. Please reconcile your response with your disclosure at page 40 of your annual report that your "concentrates sales are made under one to three-year, U.S. Dollar-denominated contracts."

Engineering Comments

7.   We note your response to comment 11 in which you indicate your will revise your future filings by removing all resource disclosure. Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

8.   We note your response to comment 12 in which you indicate the El Faique deposit should be classified as non-reserve mineralization and that you will revise your future filings to reflect this material status. Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

9.   We note your response to comment 13 in which you indicate the proven reserves and probable reserves of Sociedad Cerro Verde S.A.A. ("Cerro Verde") can be defined and segregated and that you will revise your future filings to reflect this change. Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

10.   We note your response to comment 14 in which you will correct the stripping ratio units to reflect the relationship of waste removal to ore mined and that you will revise your future filings to reflect this change. Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

11.   We note your response to comment 15 in which you provide information related to your health and safety programs along with the appropriate operating safety statistics. Please provide a draft copy regarding your safety programs and the resultant safety and health operational statistics to be included in your December 31, 2010 filing.

12.   We note your response to comment 16 in which you will correct the typographical error in your future filings. Please provide a draft copy of the sections or pages of your proposed disclosure modifications to be included in your December 31, 2010 filing.

You may contact Craig Arakawa at (202) 551-3650, Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director